UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIOCANCELL LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01
(Title of Class of Securities)

N/A
(CUSIP Number)

Clal Biotechnology Industries Ltd.
Hogi Tower, 12A Abba Hillel Silver Street
Ramat Gan 52506, Israel
Attn:  Corporate Secretary
Telephone:  972-3-6121616
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No.:  N/A

1)	NAMES OF REPORTING PERSONS Clal Biotechnology Industries Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 65,948,897*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 65,948,897*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,948,897*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.16%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

SCHEDULE 13D

CUSIP No.: N/A

1)	NAMES OF REPORTING PERSONS Clal Industries and Investments Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 65,948,897*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 65,948,897*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,948,897*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.16%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on August 16, 2012 (the "Original Schedule 13D" and, together with all amendments thereto, the “Schedule 13D”) by Clal Biotechnology Industries Ltd. (“CBI”) and Clal Industries and Investments Ltd. (“Clal Industries” and together with CBI, the "Reporting Persons"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Original Schedule 13D.

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, which is expressly disclaimed.

The following amends and supplements Items 3, 4, 5 and 7 of the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and supplemented by adding the following:

The amount of funds used by CBI in acquiring the 36,905,000 Shares in the IPO described in Item 4 below was NIS 15,500,100 (approximately $3.95 million, based the exchange rate between the NIS and the U.S. dollar published by the Bank of Israel on November 12, 2012).  CBI obtained the funds to purchase such Shares from internal sources.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D, “Purpose of Transaction,” is amended and supplemented by adding the following:

Based on information provided by the Issuer in its Form 6-K filed with the SEC on November 14, 2012, the Issuer conducted a public offering of its Shares on November 12, 2012 (the "IPO").  In the IPO, the Issuer issued 37,362,000 Shares to investors at a price per share of NIS 0.42 (approximately $0.11 based the exchange rate between the NIS and the U.S. dollar published by the Bank of Israel on November 12, 2012).  CBI purchased 36,905,000 Shares in the IPO.

As described in the Original Schedule 13D, as a result of the private placement described therein and in accordance with the contractual anti-dilution undertakings of the Subsidiary, the Issuer is required to issue to CBI additional Shares for no consideration, which issuance and the terms thereof are being discussed with the Issuer (and, consequently, such Shares are not included in the number of Shares beneficially owned by CBI reported in this Statement) (the "Dilution Shares").  In the Original Schedule 13D, the number of Dilution Shares was approximately 1.35 million.  As a result of the IPO, the number of Dilution Shares is approximately 28.7 million.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

Percentages below are based on 92,276,092 Shares outstanding as of December 17, 2012, as the Issuer advised the Reporting Persons.

(a), (b)  As of December 9, 2012:

(1)   CBI beneficially owns 65,948,897 Shares (the "CBI Shares") representing approximately 70.16% of the Shares outstanding (on an as converted basis). The CBI Shares consist of: (i) 64,228,134 Shares, and (ii) Warrants exercisable into 1,720,763 Shares, which are exercisable within 60 days of the date of this Statement. The 65,948,897 Shares do not include the Dilution Shares (as defined above).

(2)   By reason of its control of CBI, Clal Industries may be deemed to share the power to vote and dispose of the CBI Shares beneficially owned by CBI representing approximately 70.16% of the Shares outstanding (on an as converted basis). Clal Industries disclaims beneficial ownership of the CBI Shares.

            Information provided to the Reporting Person indicates that the persons named in Schedules A and B hereto did not beneficially own as of December 9, 2012 any Shares, except as set forth above.

(c)   None of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A and B hereto, have effected any transactions in the Shares in the past 60 days, except as set forth above.

(d)   Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)   Not applicable.

Item 7.  Material to be Filed as Exhibits.

Schedule A:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers (or managing partners, as applicable) of CBI (1)
Schedule B:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Industries (2)
Exhibit 1	Joint Filing Agreement (3)
Exhibit 3	June 2008 SPA (4)
Exhibit 4	Form of Debenture (5)
Exhibit 5	Form of Warrant (6)
Exhibit 6	2011 SPA (7)
Exhibit 7	2012 SPA (8)
Exhibit 8	2012 Merger (9)

(1)	Previously filed as Schedule A to the Schedule 13D filed with the SEC on August 16, 2012, and incorporated herein by reference.

(2)	Previously filed as Schedule B to the Schedule 13D filed with the SEC on August 16, 2012, and incorporated herein by reference.

(3)	Previously filed as Exhibit 1 to the Schedule 13D filed with the SEC on August 16, 2012, and incorporated herein by reference.

(4)	Filed as Exhibit 10.17 to the Subsidiary’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the Subsidiary’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(6)	Filed as Exhibit 4.4 to the Subsidiary’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(7)	Filed as Exhibit 8 to the Reporting Persons’ Schedule 13D filed with the SEC (with respect to securities of the Subsidiary) on March 7, 2012, and incorporated herein by reference.

(8)	Filed as Exhibit 10.1 to the Form F-4 of the Issuer filed with the SEC on May 29, 2012, and incorporated herein by reference.

(9)	Filed as Annex A to the Form F-4/A of the Issuer filed with the SEC on June 5, 2012, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2012

Clal Biotechnology Industries Ltd.
Clal Industries and Investments Ltd.

BY: Clal Biotechnology Industries Ltd.

BY:	/s/ Gil Milner, /s/ Orit Lidor

Gil Milner and Orit Lidor, authorized signatories of Clal Biotechnology Industries Ltd., for itself and on behalf of the other Reporting Persons pursuant to an agreement annexed as Exhibit 1 to the Schedule 13D filed on August 16, 2012.